UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Panacea Life Sciences Holdings, Inc. (formerly, Exactus, Inc.)
(Name of Issuer)

Common Shares
(Title of Class of Securities)

69810P109
(CUSIP Number)

Paradox Capital Partners, LLC 1500 E. Las Olas Blvd Ft. Lauderdale, FL 33301
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	69810P109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Paradox Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,010,478
	8	SHARED VOTING POWER
25,957
	9	SOLE DISPOSITIVE POWER
1,010,478
	10	SHARED DISPOSITIVE POWER
25,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,036,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%

14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	69810P109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harvey Kesner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,671
	8	SHARED VOTING POWER
14,286
	9	SOLE DISPOSITIVE POWER
11,671
	10	SHARED DISPOSITIVE POWER
14,286
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No.	69810P109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Renee Kesner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,181
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,181
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No.	69810P109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Darwin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,357
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,357
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D

CUSIP No.	69810P109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harvey & Renee Kesner JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,929
	8	SHARED VOTING POWER
31,314
	9	SOLE DISPOSITIVE POWER
8,929
	10	SHARED DISPOSITIVE POWER
31,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Panacea Life Sciences, Inc. (formerly, Exactus, Inc.) (“Issuer”). The address of the principal executive office is 5910 S. University Blvd., C18-193, Greenwood Village, Colorado 80121. This Amendment No. 3 to Schedule 13D is filed to update certain information.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by Harvey Kesner, Paradox Capital Partners, LLCDarwin Capital Investments, LLC, a New Jersey limited liability company, Harvey Kesner and Renee Kesner, joint tenants with right of survivorship. The business address of the Reporting Persons is 1500 East Las Olas Blvd, Suite 200, Ft. Lauderdale, FL 33301. Harvey Kesner and Renee Kesner are members and managers of Paradox Capital Partners, LLC, a New Jersey limited liability company and Harvey Kesner is sole manager of Darwin Investments, LLC, a New Jersey limited liability company. His principal occupation is attorney. The principal address at which Mr. Kesner conducts business is 500 Fifth Avenue, Suite 938, New York, NY 10036.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons acquired the shares with personal funds. Paradox Capital Partners, LLC and Harvey Kesner were founders, organizers and promoters of the Issuer, as defined under Rule 405 of the Securities Act of 1933, as amended.

On January 6, 2022, the Issuer recorded the issuance of 500,000 previously unissued shares to Paradox Capital Partners, LLC effective June 30, 2021 pursuant to contractual obligations.

Accordingly, the Reporting Persons will be deemed to beneficially own more than 4.99% of the Issuer, based upon 14,762,342 shares of the Common Stock of the Issuer issued and outstanding as of March 31, 2022 as stated in the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 as filed with the Securities and Exchange Commission. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.	Purpose of Transaction

See Exhibit A to Schedule 13D filed by the Reporting Persons on February 8, 2021.

Item 5.	Interest in Securities of the Issuer

Includes: 1,010,478 shares held by Paradox Capital Partners, LLC; 11,761 shares held by Harvey Kesner; 4,181 shares held by Renee Kesner, 8,929 shares held by Harvey and Renee Kesner JTWROS, and 5,357 shares held by Darwin Capital Investments, LLC.

Paradox Capital Partners, LLC and Harvey Kesner disclaim beneficial ownership of 4,181 shares held by Renee Kesner, his spouse.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2022
Dated
/s/ Harvey Kesner
Signature
Paradox Capital Partners, LLC Harvey Kesner, Manager, and individually
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).